                                                  DECHERT LLP
                                            1775 I STREET, N.W.
                                      WASHINGTON, D.C. 20006
                                                 (202) 261-3300

                                                   April 30, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                   Re: Fenimore Asset Management Trust
                         File Nos. 33-7190 and 811-4750

Ladies and Gentlemen:

Enclosed for filing on behalf of Fenimore Asset Management Trust (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is Post-Effective Amendment No. 40 to the Trust’s Registration Statement on Form N-1A with respect to the Trust’s two separate investment series: FAM Value Fund and FAM Equity-Income Fund (the “Funds”).

The filing is being made for the purposes of: (1) incorporating comments received from Commission Staff on the Registrant’s previous filing; (2) bringing the Registrant’s financial statements up to date under Section 10(a)(3) of the 1933 Act; and (3) making such non-material and updating changes as the Registrant deems appropriate. In addition, please note that revised disclosure has been included in the Statements of Additional Information for the Funds regarding applicable new disclosure concerning the Trust’s Board of Trustees.

We hereby represent that this Post-Effective Amendment No. 40 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act. The Registrant has indicated on the Cover Page that this filing is to become effective on May 1, 2010 in accordance with Rule 485(b).

Please do not hesitate to contact the undersigned at (202) 261-3364 if you have any questions regarding this filing.

                                                                      Very truly yours,

                                                                       /s/ Patrick W.D. Turley

15648569.1.BUSINESS